UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 2425 2485 Fax: (56 2) 2425 2493 www.sqm.com

Santiago, Chile. November 23, 2016.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the nine months ended September 30, 2016 of US$197.4 million (US$0.75 per ADR), an increase from US$168.6 million (US$0.64 per ADR) for the nine months ended September 30, 2015. Gross profit(3) reached US$406.2 million (29.3% of revenues) for the nine months ended September 30, 2016, lower than US$424.8 million (32.3% of revenues) recorded for the nine months ended September 30, 2015. Revenues totaled US$1,385.5 million for the nine months ended September 30, 2016, representing an increase of 5.2% compared to US$1,317.0 million reported for the nine months ended September 30, 2015.

The Company also announced earnings for the third quarter of 2016, reporting net income of US$55.8 million (US$0.21 per ADR) compared to US$13.7 million (US$0.05 per ADR) for the third quarter of 2015. Gross profit for the third quarter of 2016 reached US$145.7 million; higher than the US$129.5 million recorded for the third quarter of 2015. Revenues totaled US$504.0 million, an increase of approximately 13.2% compared to the third quarter of 2015, when revenues amounted to US$445.2 million.

As a result of the rains that affected the area of Tocopilla in August 2015, the railway between Coya Sur and Tocopilla was damaged and the train stopped operating at that time. Since then, SQM has been using trucks to move the product from Coya Sur to Tocopilla. Detailed engineering studies were performed to assess the damage of the railway. During the third quarter of 2016, the report was completed; it concluded that the cost and time needed to repair the railway at this time is not economical in the short and medium term. As a result of this determination, the Company wrote-off the assets related to the train, and reported a non-cash, one-time before-tax impact of approximately US$33 million to its third quarter 2016 financial statements. The amount represents approximately 0.7% of the total assets of the Company. The net income comparison between the third quarter of 2016 and the third quarter of 2015 is also affected by the write-off related to stopping the operations of the mines in Pedro de Valdivia, which had a one-time, before-tax effect of US$56.3 million on net income in 2015.

SQM’s Chief Executive Officer, Patricio de Solminihac, stated, “The third quarter results were mainly driven by the higher lithium prices seen during this quarter. In general, trends seen during the third quarter were in line with what we have seen in previous months: higher prices in lithium, lower prices in iodine, lower average prices in the potassium chloride market, and increased price pressure in the specialty plant nutrient market. Lithium volumes and prices exceeded expectations during the third quarter. We expect total market demand growth to be between 12-13% this year. For upcoming years, we expect growth to be between 8-10%. During the third quarter, we also announced plans to invest approximately US$30 million in a lithium hydroxide expansion project, which would allow us to more than double our lithium hydroxide capacity. We believe this expansion will allow us to further expand margins and maximize value in this business line.”

He continued by saying, “Our sales volumes of iodine continue to grow, and this was no different in the third quarter when sales volumes topped 2,600 MT. Sales volumes will grow during 2016, and we expect total sales volumes to exceed 9,500 MT this year.”

“In the fertilizer markets, potassium chloride sales volumes for the first nine months of 2016 were up over 22% when compared to the same period last year. We expect the sales volumes for 2016 to be at least 20% stronger than the sales volumes we saw last year”

Mr. de Solminihac concluded by saying, “As part of our growth strategy we are continuously looking for opportunities to develop low-cost projects related to our core businesses where we believe we can add value at the development stage and will have sustainable competitive advantages. In March of this year, we announced a joint venture with Lithium Americas to develop the Caucharí-Olaroz lithium project in the Jujuy province of Argentina. We currently have sixty people working on this project, and can report that the project still expects to begin construction during the first half of 2017. In September, we announced an investment of US$20 million in Elemental Minerals Limited, which would grant us access to some potassium deposits in the Republic of Congo; preliminary studies suggest these deposits boast some of the highest grade potassium available and could therefore potentially lead to some of the lowest-cost production in the market. Feasibility studies are currently being evaluated, and should be completed during 2018.”

2

Segment Analysis

Specialty Plant Nutrition (SPN)

Revenues from our Specialty Plant Nutrition business line for the nine months ended September 30, 2016 totaled US$487.1 million, lower than the US$502.4 million reported for the nine months ended September 30, 2015.

Third quarter 2016 revenues reached US$154.9 million, lower than the US$167.1 million reported in the third quarter of 2015.

Specialty Plant Nutrition Sales Volumes and Revenues:

		9M2016	9M2015	2016/2015
Specialty Plant Nutrition Total Volumes	Th. MT	650.9	636.1	14.8	2%
Sodium Nitrate	Th. MT	15.2	19.2	-4.0	-21%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	378.1	384.6	-6.4	-2%
Specialty Blends	Th. MT	164.2	152.5	11.6	8%
Other specialty plant nutrients (*)	Th. MT	93.4	79.8	13.6	17%
Specialty Plant Nutrition Revenues	MUS$	487.1	502.4	-15.3	-3%

		3Q2016	3Q2015	2016/2015
Specialty Plant Nutrition Total Volumes	Th. MT	222.7	220.6	2.1	1%
Sodium Nitrate	Th. MT	7.0	6.9	0.1	1%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	114.8	118.1	-3.3	-3%
Specialty Blends	Th. MT	73.6	72.2	1.4	2%
Other specialty plant nutrients (*)	Th. MT	27.3	23.4	3.9	17%
Specialty Plant Nutrition Revenues	MUS$	154.9	167.1	-12.2	-7%
*Includes trading of other specialty fertilizers.

Sales volumes during the first nine months of 2016 for this business line were flat compared to the same period of 2015; sales volumes of water soluble products outweighed those of field fertilizers. Prices in this business have been decreasing in line with our expectations; during the third quarter of 2016, average prices in this business line where approximately 7% lower than prices seen during the second quarter of 2016.

We expect to see continued growth in the water soluble market of about 5%, and we are well positioned to satisfy this growing demand. We remain confident in the future of the potassium nitrate and specialty fertilizer markets, and will continue to invest to develop and expand the market.

SPN gross profit(4) accounted for approximately 29% of SQM’s consolidated gross profit for the nine months ended September 30, 2016.

Iodine and Derivatives

Revenues from sales of iodine and derivatives during the nine months ended September 30, 2016 totaled US$175.1 million, a decrease of 12.1% compared to US$199.3 million reported for the nine months ended September 30, 2015.

Iodine and derivatives revenues for the third quarter of 2016 amounted to US$56.5 million, a decrease of 6.0% compared to US$60.1 million recorded during the third quarter of 2015.

3

Iodine and Derivative Sales Volumes and Revenues:

		9M2016	9M2015	2016/2015
Iodine and Derivatives	Th. MT	7.5	7.0	0.5	8%
Iodine and Derivatives Revenues	MUS$	175.1	199.3	-24.2	-12%

		3Q2016	3Q2015	2016/2015
Iodine and Derivatives	Th. MT	2.6	2.2	0.4	18%
Iodine and Derivatives Revenues	MUS$	56.5	60.1	-3.6	-6%

Lower iodine revenues were the result of lower prices. We continue to see a downward trend in iodine pricing, and during the third quarter of 2016, average prices reached US$22/kilogram, a decrease of almost 6% compared to the second quarter of 2016.

Our sales volumes for the nine months ended September 30, 2016 reached 7,500 MT, approximately 8% higher than sales volumes seen during the same period of 2015. It is likely that volumes during the fourth quarter will be lower than volumes seen during the third quarter, but we expect total sales volumes for 2016 to exceed 9,500 MT. We maintain our view that global iodine demand growth will be around 2% for this year, led primarily by growth in uses related to X-ray contrast media, LCD, and the pharmaceutical industry.

Gross profit for the Iodine and Derivatives segment accounted for approximately 7% of SQM’s consolidated gross profit for the nine months ended September 30, 2016.

Lithium and Derivatives

Revenues for lithium and derivatives totaled US$337.9 million during the nine months ended September 30, 2016, an increase of 111.1% compared to US$160.1 million recorded for the nine months ended September 30, 2015.

Revenues for lithium and derivatives during the third quarter of 2016 increased 143.0% compared to the third quarter of 2015. Total revenues amounted to US$145.1 million during the third quarter of 2016, compared to US$59.7 million in the third quarter of 2015.

Lithium and Derivatives Sales Volumes and Revenues:

		9M2016	9M2015	2016/2015
Lithium and Derivatives	Th. MT	35.2	27.9	7.3	26%
Lithium and Derivatives Revenues	MUS$	337.9	160.1	177.8	111%

		3Q2016	3Q2015	2016/2015
Lithium and Derivatives	Th. MT	12.1	10.3	1.8	18%
Lithium and Derivatives Revenues	MUS$	145.1	59.7	85.4	143%

The significant increase in revenues from sales of lithium during the first nine months of 2016 was the result of both higher sales volumes and significantly higher prices. Average prices for this business line increased close to 28% compared to the second quarter of 2016.

We continue to see very strong demand in the lithium market, primarily driven by batteries, and we estimate that global demand growth for this year will be between 12-13% when compared to 2015. Future pricing in this market will depend on new supply that enters the market. Although we expect to see some new supply enter the market over the next several months, if demand levels are in line with expectations, prices will likely remain at these levels in the short term.

4

In September, we announced that we will increase our production of lithium hydroxide from 6,000 MT/year to 13,500 MT/year. Lithium hydroxide is increasingly becoming the preferred product used for lithium battery production related to electric vehicles, and we expect lithium hydroxide demand growth to outpace lithium carbonate demand growth in the upcoming years. This shift in product will allow us to maximize margins in this business line.

Gross profit for the Lithium and Derivatives segment accounted for approximately 53% of SQM’s consolidated gross profit for the nine months ended September 30, 2016.

Potassium: Potassium Chloride & Potassium Sulfate (MOP & SOP)

Potassium chloride and potassium sulfate revenues for the nine months ended September 30, 2016 totaled US$296.1 million, a 11.3% decrease compared to the nine months ended September 30, 2015, when revenues amounted to US$333.8 million.

Potassium chloride and potassium sulfate revenues increased 0.9% in the third quarter of 2016, reaching US$114.4 million, compared to US$113.4 million for the third quarter of 2015.

Potassium Chloride & Potassium Sulfate Sales Volumes and Revenues:

		9M2016	9M2015	2016/2015
Potassium Chloride and Potassium Sulfate	Th. MT	1,124.1	915.7	208.3	23%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	296.1	333.8	-37.8	-11%

		3Q2016	3Q2015	2016/2015
Potassium Chloride and Potassium Sulfate	Th. MT	463.7	337.9	125.8	37%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	114.4	113.4	1.1	1%

Revenues in the potassium chloride and potassium sulfate business line were impacted by potassium chloride prices. Average prices from the potassium chloride and potassium sulfate business line fell approximately 26%, reaching US$247/MT during the third quarter of 2016 when compared to the third quarter of 2015. Average prices fell less than 5% when compared to the second quarter, and in recent months we have seen some price recovery. Average prices during the fourth quarter could be higher than average prices seen during the third quarter.

Sales volumes increased over 37% during the third quarter of 2016 when compared to the same period last year. We still expect sales volumes in 2016 to increase over 20% compared to sales volumes seen last year.

Current estimates for global potash demand in 2016 are approximately 60 million tons, slightly higher than our previous 2016 estimate.

Gross profit for potassium chloride and potassium sulfate accounted for approximately 7% of SQM’s consolidated gross profit for the nine months ended September 30, 2016.

Industrial Chemicals

Industrial chemicals revenues for the nine months ended September 30, 2016 reached US$43.3 million, 45.4% lower than US$79.3 million recorded for the nine months ended September 30, 2015.

Revenues for the third quarter of 2016 totaled US$12.8 million, a decrease of 52.4% compared to the revenue figures for third quarter of 2015 of US$26.9 million.

5

Industrial Chemicals Sales Volumes and Revenues:

		9M2016	9M2015	2016/2015
Industrial Nitrates	Th. MT	53.6	104.8	-51.3	-49%
Industrial Chemicals Revenues	MUS$	43.3	79.3	-36.0	-45%
		3Q2016	3Q2015	2016/2015
Industrial Nitrates	Th. MT	16.3	36.8	-20.6	-56%
Industrial Chemicals Revenues	MUS$	12.8	26.9	-14.1	-52%

Lower revenues in the industrial chemicals business line were the result of lower sales volumes, sales volumes decreased approximately 37% mainly explained by the fact that we had minimal sales of solar salts(5) during the first nine months of 2016. It is expected that solar salt sales volumes will reach approximately 40,000 MT this year.

Prices for the nine months ended September 30, 2016 remained flat compared to the same period last year.

Gross profit for the Industrial Chemicals segment accounted for approximately 3% of SQM’s consolidated gross profit for the nine months ended September 30, 2016.

Other Commodity Fertilizers & Other Income

Revenues from sales of other commodity fertilizers and other income reached US$46.1 million in the nine months ended September 30, 2016, higher than the US$42.2 million for the nine months ended September 30, 2015.

Financial Information

Capital Expenditures

After several years of significant investment, we have reached the capacity levels that we set out to achieve. Capex for 2016 is expected to reach approximately US$150 million, and the majority of these expenses will be related to maintenance.

With respect to the lithium hydroxide expansion project which we announced during the third quarter, we expect to invest US$30 million over the next twelve months.

Administrative Expenses

Administrative expenses totaled US$62.6 million (4.5% of revenues) for the nine months ended September 30, 2016, compared to US$63.9 million (4.9% of revenues) recorded during the nine months ended September 30, 2015.

Net Financial Expenses

Net financial expenses for the nine months ended September 30, 2016 were US$37.2 million, compared to US$43.4 million recorded for the nine months ended September 30, 2015.

Income Tax Expense

Income tax expense reached US$81.1 million for the nine months ended September 30, 2016, representing an effective tax rate of 28.9%, compared to an income tax expense of US$64.6 million during the nine months ended September 30, 2015. The Chilean corporate tax rate was 24.0% during the 2016 period and 22.5% during the 2015 period.

6

Other

The EBITDA margin was approximately 38% for the nine months ended September 30, 2016. EBITDA margin for the nine months ended September 30, 2015 was approximately 42%. The EBITDA margin for the third quarter of 2016 was approximately 36%.

Notes:

1)	Net income refers to the comprehensive income attributable to controlling interests.
2)	EBITDA = gross profit - administrative expenses + depreciation and amortization. EBITDA margin = EBITDA/revenues.
3)	Gross profit corresponds to consolidated revenues less total costs, including depreciation and amortization and excluding administrative expenses.
4)	A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining. crushing. leaching. etc.) which are distributed among the different final products. To estimate gross profit by business line in both periods covered by this report, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross profit distribution should be used only as a general and approximated reference of the margins by business line.
5)	Solar salts are a mix of 60% sodium nitrate and 40% potassium nitrate used for thermal energy storage.

7

About SQM

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 110 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:

•	Low production costs based on vast and high quality natural resources;
•	Know-how and its own technological developments in its various production processes;
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;
•	High market share in all its core products;
•	International sales network with offices in 20 countries and sales in over 110 countries;
•	Synergies from the production of multiple products that are obtained from the same two natural resources;
•	Continuous new product development according to the specific needs of its different customers;
•	Conservative and solid financial position.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

For media inquiries, contact:

Carolina García Huidobro / carolina.g.huidobro@sqm.com

Alvaro Cifuentes / Alvaro.cifuentes@sqm.com

Tamara Rebolledo / Tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

8

Balance Sheet

(US$ Millions)	As of Sep. 30,	As of Dec. 31,
	2016	2015

Total Current Assets	2,494.1	2,696.8
Cash and cash equivalents	572.4	527.3
Other current financial assets	384.4	636.3
Accounts receivable (1)	427.5	402.1
Inventory	1,015.6	1,003.8
Others	94.1	127.3

Total Non-current Assets	1,867.6	1,946.9
Other non-current financial assets	9.2	0.5
Investments in related companies	114.5	79.3
Property, plant and equipment	1,550.0	1,683.6
Other Non-current Assets	194.0	183.6

Total Assets	4,361.7	4,643.8

Total Current Liabilities	692.1	702.9
Short-term debt	242.6	402.0
Others	449.5	300.9

Total Long-Term Liabilities	1,321.6	1,540.5
Long-term debt	1,097.9	1,290.2
Others	223.7	250.3

Shareholders' Equity before Minority Interest	2,287.3	2,339.8

Minority Interest	60.7	60.6

Total Shareholders' Equity	2,348.0	2,400.4

Total Liabilities & Shareholders' Equity	4,361.7	4,643.8

Liquidity (2)	3.6	3.8

(1) Accounts receivable + accounts receivable from related companies

(2) Current assets / current liabilities

9

Income Statement

(US$ Millions)	For the 3rd quarter		For the nine months ended Sep. 30,
	2016	2015	2016	2015

Revenues	504.0	445.2	1.385.5	1.317.0

Specialty Plant Nutrition (1)	154.9	167.1	487.1	502.4
Iodine and Iodine Derivatives	56.5	60.1	175.1	199.3
Lithium and Lithium Derivatives	145.1	59.7	337.9	160.1
Industrial Chemicals	12.8	26.9	43.3	79.3
Potassium Chloride & Potassium Sulfate	114.4	113.4	296.1	333.8
Other Income	20.4	18.1	46.1	42.2

Cost of Goods Sold	(300.5)	(251.1)	(800.5)	(694.8)
Depreciation and Amortization	(57.8)	(64.6)	(178.8)	(197.4)

Gross Profit	145.7	129.5	406.2	424.8

Administrative Expenses	(21.8)	(19.3)	(62.6)	(63.9)
Financial Expenses	(12.8)	(17.1)	(45.2)	(52.0)
Financial Income	1.4	2.6	8.0	8.6
Exchange Difference	1.0	(6.7)	(0.6)	(9.9)
Other	(32.7)	(65.1)	(25.3)	(72.3)

Income Before Taxes	80.8	23.9	280.5	235.3

Income Tax	(23.8)	(8.9)	(81.1)	(64.6)

Net Income before minority interest	57.0	15.0	199.4	170.7

Minority Interest	(1.2)	(1.3)	(2.0)	(2.1)

Net Income	55.8	13.7	197.4	168.6
Net Income per Share (US$)	0.21	0.05	0.75	0.64

(1) Includes other specialty fertilizers
(2) Does not include depreciation related to fixed assets related to the closing of the train.
This amount (US$32.8 million) is recognized under "Other".

10

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: November 23, 2016

/s/ Ricardo Ramos

By: Ricardo Ramos

CFO & Vice-President of Corporate Services

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

11